RCG ETFs, Inc.

9 West 57th Street

Suite 5000

New York, NY 10019

November 1, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RCG ETFs, Inc. (the “Corporation”) File No. 333-259296 Form APP WD/A

Ladies and Gentlemen:

On September 27, 2021, Ruane, Cunniff & Goldfarb L.P. and Foreside Financial Services, LLC (collectively, the “Applicants”) filed a Form APP WD (the “Form APP WD”) to withdraw an application seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act that would grant an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

The Applicants hereby respectfully request that the Form APP WD be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. The Form APP WD was inadvertently filed under this incorrect file number (333-259296), instead of the correct file number (812-15261).

If you have any questions regarding this matter, please contact the undersigned at (202) 737-8833.

Sincerely,

By:	/s/ Paul M. Miller
Paul M. Miller
Partner, Seward & Kissel LLP and
Counsel to the Corporation